UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               TO

Commission file number

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2011 and 2010, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Valmont Employee Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Omaha, Nebraska
June 26, 2012

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Investments — at estimated fair value — Wells Fargo Stable Return Fund Q	$65,185,607	$62,668,680

Investments — at fair value:
Mutual Funds	198,711,030	202,966,347
Valmont Industries, Inc. common stock	23,465,182	21,668,375

Total investments	287,361,819	287,303,402

Receivables:
Notes receivable from participants	10,075,173	9,495,162
Due from broker for securities sold	193,763	930

Total receivables	10,268,936	9,496,092

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	297,630,755	296,799,494

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(1,652,927)	(1,349,948)

NET ASSETS AVAILABLE FOR BENEFITS	$295,977,828	$295,449,546

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

ADDITIONS:
Investment (loss) income:
Net (depreciation) appreciation in investments	$(9,841,900)	$26,018,552
Interest and dividends on investments	5,785,041	4,570,538

Net investment (loss) income	(4,056,859)	30,589,090

Interest income on notes receivable from participants	411,404	434,571

Contributions:
Employer	7,995,414	7,087,004
Employee	14,722,663	13,163,614
Rollover	497,787	523,392
Merged plan	2,372,716	—

Total contributions	25,588,580	20,774,010

DEDUCTIONS:
Benefits paid to participants	21,274,961	21,578,973
Administrative fees	139,882	116,857

Total deductions	21,414,843	21,695,830

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	528,282	30,101,841

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	295,449,546	265,347,705

End of year	$295,977,828	$295,449,546

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.                      DESCRIPTION OF THE PLAN

The following description of the Valmont Industries, Inc. (the “Company”) Valmont Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General — The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan document, who have completed 90 days of service from date of hire. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Fidelity serves as the trustee of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute up to 50% of eligible compensation on a pretax basis and up to 10% on an after-tax basis, subject to certain IRC limitations. The combined total of pretax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may also make roll-over contributions representing distributions from a previous employer’s qualified plan or an Individual Retirement Account (IRA). The Company contributes 75% of the first 6% of eligible compensation that a participant contributes to the Plan on a pre-tax basis. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions. The Plan has an automatic deferral feature in which employees that do not make an affirmative deferral election are deemed to have made a pre-tax deferral election of 3% of eligible compensation. The deferral percentage is increased by 1% annually up to a maximum of 6% of eligible compensation.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and any associated Company contributions. The participant’s account is also credited with an allocation of Plan earnings or losses corresponding to the participant’s investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, mutual funds, and Valmont Industries, Inc. common stock as investment options for participants. Investments in Valmont Industries, Inc. common stock are limited to 25% of a participant’s account balance.

Vesting — Participants’ contributions and the related investment earnings are immediately vested. The Company’s contributions and the related investment earnings are vested based on years of service:

Years of	Vesting
Service	Percentage

2	25%
3	50
4	75
5	100

Notes Receivable from Participants — The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant’s account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the investment funds and participants’ loan balances.

Benefit Payments — Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts — At December 31, 2011 and 2010, net assets available for benefits included forfeited nonvested accounts of $25,296 and $24,714, respectively. Forfeited accounts are used to reduce future employer contributions. During 2011 and 2010, employer contributions were reduced by $235,242 and $395,018, respectively, from forfeited nonvested accounts.

Plan Merger — Effective May 2, 2011, the Industrial Galvanizers America 401(k) Plan and related trust (the “Merged Plan”), sponsored by Valmont Industries, Inc., was merged into the Plan. The merged assets are reported as “Merged plan” contributions in the statements of changes in net assets available for benefits. The Merged Plan operates in accordance with the Plan Document.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company common stock is valued at its quoted market price. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.

The Wells Fargo Stable Value Fund Q is a bank common/collective trust fund and is valued at estimated fair value as determined by the bank based on the underlying fair market value of the underlying investments. In accordance with GAAP, the stable value fund is included at estimated fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Fees — Administrative expenses of the Plan are paid by the Plan or the Plan’s sponsor as provided in the Plan Document.

Payment of Benefits — Benefits are recorded when paid. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2011 and 2010.

New Accounting Standards Not Yet Effective —

ASU No. 2011-04 —  In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

3.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011	2010

Wells Fargo Stable Value Fund Q	$65,185,607	$62,668,680
PIMCO Total Return Institutional Fund	24,782,325	24,862,772
Dodge & Cox International Stock Fund	20,697,834	25,231,413
American Beacon Large Cap Value Fund	19,654,645	21,357,637
*Fidelity Contrafund	34,022,310	36,189,135
*Valmont Industries, Inc. common stock	23,465,182	21,668,375

* Represents party-in-interest

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Realized and Unrealized Gains/Losses

	2011	2010

Mutual funds:
Target date retirement funds	$(3,331,067)	$4,635,536
Equity funds	(4,199,976)	14,396,101
Fixed income funds	27,926	(24,467)
International equity funds	(4,447,904)	2,615,100
Other	(5,494)	57,054
Common collective trusts	1,366,451	1,758,515
Valmont Industries, Inc. common stock	748,164	2,580,713

	$(9,841,900)	$26,018,552

4.                      FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	2011
Investments	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Target date retirement funds	$54,487,029	$—	$—	$54,487,029
Equity funds	95,721,139	—	—	95,721,139
Fixed income funds	24,782,325	—	—	24,782,325
International equity funds	20,697,834	—	—	20,697,834
Other	3,022,703	—	—	3,022,703

Total mutual funds	198,711,030	—	—	198,711,030

Common collective trusts	—	65,185,607	—	65,185,607
Valmont Industries, Inc. common stock	23,465,182	—	—	23,465,182

Total investments	$222,176,212	$65,185,607	$—	$287,361,819

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	2010
Investments	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Target date retirement funds	$51,223,817	$—	$—	$51,223,817
Equity funds	100,455,407	—	—	100,455,407
Fixed income funds	24,862,772	—	—	24,862,772
International equity funds	25,231,413	—	—	25,231,413
Other	1,192,938	—	—	1,192,938

Total mutual funds	202,966,347	—	—	202,966,347

Common collective trusts	—	62,668,680	—	62,668,680
Valmont Industries, Inc. common stock	21,668,375	—	—	21,668,375

Total investments	$224,634,722	$62,668,680	$—	$287,303,402

For the years ended December 31, 2011 and 2010, there were no transfers in or out of Levels 1, 2 or 3.

5.                      WELLS FARGO STABLE VALUE FUND Q

The stable return fund (the “Fund”) is a common/collective trust fund sponsored by Wells Fargo Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•                  A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•                  Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•                  Any transfer of assets from the Fund directly into a competing investment option

•                  The establishment of a defined contribution plan that competes with the Plan for employee contributions

•                  Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•                  Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•                  Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•                  Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by Plan participants for investment management and various other transaction-related services were $139,882 and $116,857 for the years ended December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Plan held 258,456 and 244,206 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $12,618,240 and $10,352,904, respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income of $169,246 and $157,056, respectively.

7.                      PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions to their accounts.

8.                      TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 28, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with applicable requirements of the IRC. Accordingly, the Plan and related trust continue to be tax-exempt and no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS . The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011.

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$295,977,828
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,652,927

Net assets available for benefits per the Form 5500 — at fair value	$297,630,755

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$528,282
Reverse adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2010	(1,349,948)
Adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2011	1,652,927

Net income per Form 5500	$831,261

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010.

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$295,449,546
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,349,948

Net assets available for benefits per the Form 5500 — at fair value	$296,799,494

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$30,101,841
Reverse adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2009	(3,564)
Adjustment from contract value to fair value for fully benefit-responsive contracts — December 31, 2010	1,349,948

Net income per Form 5500	$31,448,225

******

SUPPLEMENTAL SCHEDULE

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

Employer ID No: 47-0351813

Plan No: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF

ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(e) Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Value

	Wells Fargo Stable Value Fund Q	4,593,306 shares	$65,185,607

	PIMCO Total Return Institutional Fund	2,279,883 shares	24,782,325
	Columbia Acorn USA Fund	288,385 shares	7,780,635
	Morgan Stanley Institutional Fund Trust	313,597 shares	10,323,615
	Vanguard Institutional Index Fund Institutional	91,334 shares	10,507,030
	Perkins Mid Cap Value T	381,529 shares	7,703,079
	Dodge & Cox International Stock Fund	707,860 shares	20,697,834
	American Beacon Large Cap Value Fund	1,057,839 shares	19,654,645
	Vanguard Inflation Protected Securities	113,474 shares	1,601,117
*	Fidelity Contrafund	504,333 shares	34,022,310
*	Fidelity Capital Appreciation Fund	138,301 shares	3,404,972
*	Fidelity Small Cap Value Fund	166,299 shares	2,324,853
*	Fidelity Freedom Income K Fund	125,804 shares	1,421,586
*	Fidelity Freedom 2005 K Fund	45,665 shares	547,065
*	Fidelity Freedom 2010 K Fund	309,227 shares	3,741,650
*	Fidelity Freedom 2015 K Fund	736,458 shares	8,933,230
*	Fidelity Freedom 2020 K Fund	786,891 shares	9,781,053
*	Fidelity Freedom 2025 K Fund	765,735 shares	9,525,745
*	Fidelity Freedom 2030 K Fund	589,880 shares	7,397,098
*	Fidelity Freedom 2035 K Fund	411,847 shares	5,160,438
*	Fidelity Freedom 2040 K Fund	373,159 shares	4,690,603
*	Fidelity Freedom 2045 K Fund	177,576 shares	2,248,114
*	Fidelity Freedom 2050 K Fund	194,627 shares	2,462,033

	Total mutual funds		198,711,030

*	Valmont Industries, Inc. Common Stock	258,456 shares	23,465,182

*	Notes receivable from participants	Interest rates ranging from 4.25% to 11.88%, loans maturing 1/2012 to 1/2016	10,075,173

	Adjustment from fair value to contract value for stable value fund		(1,652,927)

			$295,784,065

See accompanying Independent Auditor’s Report.

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 26th day of June, 2012.

	By:	/s/ Mark C. Jaksich
Mark C. Jaksich
Committee Chairman

INDEX TO EXHIBITS

Exhibit 23.1*	— Consent of Deloitte and Touche LLP.

* Filed herewith.